

February 4, 2013

Via E-mail
Rudolph Southwell
Principal Executive Officer
Ideal Restaurant Group, Inc.
277 North Avenue, Suite 200
New Rochelle, NY 10801

> **Re:**   **Ideal Restaurant Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 22, 2013**
> **File No. 333-184737**

Dear Mr. Southwell:

We have reviewed your responses to the comments in our letter dated January 14, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Unaudited Financial Statements for Three Months Ended September 30, 2012, page F-12

1. We note your revisions made to the income statement and cash flow statement in response to our prior comment 16. In your future filings, please omit from the income statement the net loss per share data for the cumulative column, Period from Inception (December 22, 2011) to September 30, 2012, as such data is not meaningful.

2. We note your inclusion of the statements of stockholders' equity on page F-15 in response to our prior comment 16. In your future filings, please revise the presentation to distinguish the periods of activity such as, Balance at Inception, December 22, 2011, with the activity through the Balance at June 30, 2012, and with activity for the subsequent interim period through Balance at September 30, 2012. In this regard, your disclosure should reflect transaction activity by accounting period. Please refer to ASC 915-215-45-1 for guidance.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Joel Arberman